

November 24, 2010

John Jurasin
Chief Executive Officer
Radiant Oil & Gas, Inc.
9700 Richmond Ave., Suite 124
Houston, TX 77042

      Re: Radiant Oil & Gas, Inc.
           Form 8-K
           Filed August 16, 2010, as amended November 8, 2010
           File No. 0-24688

Dear Mr. Jurasin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reorganization, page 4

1. We note your response to comment six in our letter dated September 30, 2010 and your revised disclosure. Please explain why the material terms of the debentures and warrants set forth in this section differ from the terms described under Management's Discussion and Analysis.

Credit Facility, page 5

2. We note your response to comment seven in our letter dated September 30, 2010 and your revised disclosure. You indicate that the primary event of default is the failure to make scheduled repayments. To the extent that the non primary events of default

are material to you please disclose these events. In your response, please also state whether you made the scheduled November 12, 2010 payment.

3. Please explain why the conversion price at which MBL may convert $1,000,000 of the Credit Facility into shares of common stock decreased to $2.00 per share from the $4.00 per share stated in your Form 8-K filed September 24, 2010. In addition, please tell us whether your reference in the Form 8-K filed November 17, 2010 (to report the sale of unregistered shares) to "a principal amount of $500,000 that was converted into 500,000 shares of our common stock" relates to the conversion of $500,000 under the Credit Facility. If so, explain why the conversion price was $1.00 per share.

4. We note your response to comment 8 in our letter dated September 30, 2010 and your revised disclosure. We note, however, that you did not address management's expectations regarding your ability to make the scheduled payments on your credit facility. We further note disclosure in Management's Discussion and Analysis, which states that you will not be able to make these payments without raising additional capital. Please revise this section to provide similar disclosure.

Description Of Our Business, page 6

5. We note your response to comment 11 in our letter dated September 30, 2010 and your revised disclosure. At the beginning of this section please state that development of your projects is dependent upon your ability to raise additional capital. In addition, please state management's priority as to which projects should receive funding first. Where applicable, disclose the material terms of each agreement through which you share economic and other interests in these projects, including the term, termination and other material provisions of such agreements.

Amber Energy LLC, page 7

6. We note your response to comment 12 in our letter dated September 30, 2010 and your disclosure that MAC owns the remaining 49% interest in Amber Energy. Please disclose how MAC came to own its interest in Amber Energy.

7. Please explain why the financing necessary to fund this project increased by $1,500,000 in comparison to the disclosure provided in your Form 8-K filed September 24, 2010.

8. You disclose that your interest in wells may be less if Apache chooses to participate subject to and under the terms of the Seismic Permit Agreement. Please disclose the material terms of this right and any other material rights or obligations pursuant to the agreement.

9. We note your response to comment 18 in our letter dated September 30, 2010 and your revised disclosure. Please provide the basis for your belief that the pending lawsuit will not materially impact you.

Ensminger Replacement Well Project, page 8

10. Refer to comment 22 in our letter dated September 30, 2010 and your disclosure in Note 7 to the Jurasin Oil and Gas, Inc. financial statements on page F-38 of Exhibit 99.1. Please discuss here and in your Management's Discussion and Analysis the fact that the non-operator of the CasKids Operating #2 Ensminger well claims to be owed a refund of $340,317 based upon the results of its audit.

Rampant Lion "RLE," page 8

11. We note your response number 24. Explain why you believe that you can negotiate an agreement with EOG Resources.

Acreage, page 10

12. Please explain why the figures in your Acreage table changed. We note that the table purports to present data as of December 31, 2009.

13. We note your response to comment 32 in our letter dated September 30, 2010 and your revised disclosure. We further note your statement that some of your onshore acreage leases were extended and will expire in 2011. Please explain why your table does not reflect that acreage. With regard to the acreage that has expired, please explain whether you expect this occurrence to have a material effect on your operations. Also disclose your expectation of whether you will renew your remaining acreage and the potential effect of failing to do so. Please revise your risk factor titled "If we are unable to acquire or renew our lease…" as appropriate.

Proved Undeveloped Reserves, page 12

14. Your table presents your proved undeveloped reserves (PUDs) as of December 31, 2009 and you indicate on page 13 that those quantities were estimated by Ralph E. Davis, Associates. However, their report, filed as Exhibit 99.3 is dated August 14, 2009 and reflects prices as of December 31, 2008. If Davis Associates prepared a report estimating your PUDS as of December 31, 2009 then file that report as an exhibit. That exhibit must comply with all the requirements of Item 1202(a)(8) of Regulation S-K. If that estimate was prepared by management, revise your disclosure to so indicate. Please advise or revise.

We have not yet received the supplemental materials you cite in your response number 36. We may have additional comments upon receipt and review of those materials.

Management's Discussion And Analysis Of Financial Condition And Results Of Operation, page 16

15. We note your response to comment 44 in our letter dated September 30, 2010 and your revised disclosure. Please further revise to account for all material changes and trends in your results of operations. For example, you should discuss operating losses as well as interest rate expense as both line items represent important components of your financial situation. The reader should leave this discussion with a clear understanding of your financials from management's perspective.

16. Please account for all of your material obligations. We note that you deleted reference to the notes payable held by Mr. Jurasin. Those notes should be referenced and the material terms thereto described.

Liquidity and Capital Resources, page 18

17. On page 18 you provide expected net capital expenditures for 2011 and state your need to raise capital on an immediate basis. Taking these expenditures as well as your liabilities into account, please disclose your expectation with regard to the minimum amount of funds needed to support your business in the next year. Please also communicate how you expect to raise these funds.

18. Please explain why you removed the section titled Capital Issuance from your filing.

We expect to have substantial capital requirements, page 23

19. We note your response to comment 48 in our letter dated September 30, 2010 and your revised disclosure. Please further revise to state that the cross referenced risk factor discusses ongoing debt obligations. In addition, please address the expected cost of renewing or reacquiring your leaseholds.

We are not the operator on all of our properties…, page 28

20. We note your response to comment 49 in our letter dated September 30, 2010 and your revised disclosure. Please further revise to list the properties in which you have a current interest and that you may not exercise control over.

Executive Officers and Directors, page 33

21. We note your response to comment 55 in our letter dated September 30, 2010 and
your revised disclosure. Please further revise to provide the disclosure mandated by
Item 401(e) of Regulation S-K for Messrs. Jurasin and Gray. We note that you
provided this information in your response but not within the filing.

Summary Compensation Table, page 35

22. We note your response to comment 57 in our letter dated September 30, 2010. We
note, however, that footnote 5 to the summary compensation table references the
agreement in question. Please explain.

Transactions with Related Persons, page 37

23. We note your response to comment 58 in our letter dated September 30, 2010 and
your revised disclosure. Please further supplement your disclosure to state that Mr.
Jarkesy served as director, chairman and chief executive officer of the company.

Exhibits

24. Please file all material contracts as exhibits. For example, please file the following
agreements as exhibits or tell us why you believe you are not required to file them
pursuant to Item 601 of Regulation S-K:

Regarding the Amber Project:

• The Seismic Permit Agreement, dated April 18, 2008, between AE and Apache
Corporation;
• The extension to the Seismic Permit Agreement;
• The Exploration Agreement, dated October 6, 2008, between AE and Energy XXI
Onshore, LLC;

Regarding the Ensminger Replacement Well Project:

• The Exploration and Ratification and Joinder Agreement, dated February 1, 2010,
with J&S 2008 Program, LLC and others;

Regarding the Aquamarine Project:

• The participation agreements with Challenger Minerals, Inc. and Medco Energi
US, LLC;

Regarding the Baldwin Project:

- The Area of Mutual Interest Agreement with J&S 2008 Program, LLC

Regarding the Ruby-Diamond-Coral Project:

- The Option Agreement dated April 15, 2008, with Energy XXI

- The Exploration Agreement among JOG, Sweet Bay Exploration, LLC and Energy XXI

Exhibit 99.4

25. File a revised report which complies with the requirements of Item 1202(a)(8)(i)-(x) of Regulation S-K.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at (202) 551-3458 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director